SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2024

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated December 3, 2024, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, Argentina - December 3, 2024 – IRSA Inversiones y Representaciones Sociedad Anónima (NYSE:IRS; ByMA:IRSA), Argentina's leading Real Estate company, informs that the acquisition of the “Terrazas de Mayo” shopping mall has been settled through the signing of a purchase agreement, which includes the transfer of possession and commercial operation. This property is located at the intersection of Routes 8 and 202, in front of Campo de Mayo, in the Malvinas Argentinas district, northwest of Greater Buenos Aires.

The shopping mall has 90 stores, 20 stands, and approximately 33,720 GLA sqm, including 15 food court stores and 10 cinema theaters.

The total transaction amount was set at USD 27.75 million, of which USD 16.65 million, representing 60% of the total, has been paid to date. The remaining balance of USD 11.1 million will be paid as follows: 50% upon the signing of the deed, which is expected to occur in 2025, and the remaining 50% within 36 months thereafter.

With this acquisition, the Company’s shopping mall portfolio now includes 16 assets, 15 of which are operated by IRSA, totaling 370,000 sqm of GLA.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

December 3, 2024	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets